RECD S.E.C.
MAR 1 4 2005
303

SECURIT 05039652 SSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43948

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-01-04 (MM/DD/YY) AND ENDING 12-31-04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Huberman Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12900 Preston Road, Suite 1045
(No. and Street)

Dallas (City) Texas (State) 75230 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Isac Huberman 972-239-1000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Philip Vogel & Co. PC
(Name – *if individual, state last, first, middle name*)

10440 N. Central Expressway, Suite 1200, Dallas, TX 75231
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/29/05

OATH OR AFFIRMATION

I, Isac Huberman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Huberman Financial, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BONNIE W. KIDD
Notary Public, State of Texas
My Commission Exp. 11-24-2006

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Home | Previous Page

U.S. Securities and Exchange Commission

SEC Addresses: Headquarters, Regional, and District Offices

Pacific Region
San Francisco District

Alaska, Arizona, California, Guam, Hawaii, Idaho, Montana, Nevada, Oregon, Washington

Central Region
Fort Worth District, Salt Lake District

Arkansas, Colorado, Kansas, Nebraska, New Mexico, North Dakota, Oklahoma, South Dakota, Texas, Utah, Wyoming

Midwest Region

Kentucky, Illinois, Indiana, Iowa, Michigan, Minnesota, Missouri, Ohio, Wisconsin

Northeast Region
Boston District, Philadelphia District

Connecticut, Delaware, District of Columbia, Maine, Maryland, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania, Rhode Island, Vermont, Virginia, West Virginia

Southeast Region
Atlanta District

Alabama, Florida, Georgia, Louisiana, Mississippi, North Carolina, Puerto Rico, South Carolina, Tennessee, Virgin Islands

The Securities and Exchange Commission has twelve offices across the country:

SEC Headquarters
450 Fifth Street, NW
Washington, DC 20549
Office of Investor Education and Assistance
(202) 942-7040
e-mail: help@sec.gov

2 copies

Northeast Regional Office
Wayne M. Carlin, Regional Director
233 Broadway
New York, NY 10279
(646) 428-1500
e-mail: newyork@sec.gov

Boston District Office
Juan M. Marcelino, District Administrator
73 Tremont Street, Suite 600
Boston, MA 02108-3912
(617) 424-5900
e-mail: boston@sec.gov

Philadelphia District Office
Arthur S. Gabinet, District Administrator
The Curtis Center
Suite 1120 East

PHILIP VOGEL & CO. PC
CERTIFIED PUBLIC ACCOUNTANTS

HUBERMAN FINANCIAL, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2004

CONTENTS

PHILIP VOGEL & CO. PC
CERTIFIED PUBLIC ACCOUNTANTS

10440 N. CENTRAL EXPRESSWAY
SUITE 1200
DALLAS, TEXAS 75231-2232
214/346-5800 Fax: 214/346-5899
E-mail: firm@philipvogel.com

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder
Huberman Financial, Inc.

We have audited the accompanying statement of financial condition of Huberman Financial, Inc. as of December 31, 2004, and the related statements of income (loss), changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Huberman Financial, Inc. at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PHILIP VOGEL & CO. PC

Philip Vogel & Co. PC

Certified Public Accountants

Dallas, Texas

February 25, 2005

HUBERMAN FINANCIAL, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

Assets		
Cash and cash equivalents	$	83,405
Receivables from broker-dealers and clearing organizations		8,548
Marketable securities, at market value		68,506
Furniture and equipment, at cost, less accumulated depreciation		6,131
Deposits		2,273
Other assets		4,200
	$	173,063
Liabilities and stockholder's equity		
Liabilities:		
Securities sold, not yet purchased, at market value	$	207
Payables to broker-dealers and clearing organizations		37,117
Accrued expenses		12,762
Total liabilities	$	50,086
Commitments and contingencies (Note G)		
Stockholder's equity:		
Common stock, $1 par value, authorized 100,000 shares, 500 shares issued and outstanding	$	500
Additional paid-in capital		260,180
Accumulated deficit		(137,703)
Total stockholder's equity	$	122,977
	$	173,063

The accompanying notes are an integral part of this statement.

HUBERMAN FINANCIAL, INC.

STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2004

Revenues:		
Commissions	$	301,176
Interest income		2,681
Trading income		11,714
Other income		25,000
Total revenues	$	340,571
Expenses:		
Employee compensation and benefits	$	141,495
Exchange and clearance fees		42,931
Interest expense		1,827
Occupancy expenses		34,663
General and administrative expenses		189,888
Total expenses	$	410,804
Net income (loss)	$	(70,233)
Earnings per share of common stock	$	(140)

The accompanying notes are an integral part of this statement.

HUBERMAN FINANCIAL, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

	Common stock		Additional paid-in capital	Accumulated deficit	Total
	Shares	Amount			
Balances - January 1, 2004	500	$ 500	$ 217,500	$ (67,470)	$ 150,530
Additional paid in capital	-	-	42,680	-	42,680
Net income (loss) for the year	-	-	-	(70,233)	(70,233)
Balances - December 31, 2004	500	$ 500	$ 260,180	$ (137,703)	$ 122,977

The accompanying notes are an integral part of this statement.

HUBERMAN FINANCIAL, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS FOR THE YEAR ENDED DECEMBER 31, 2004

Subordinated borrowings at January 1, 2004	$	-
Increases during the year		-
Decreases during the year		-
Subordinated borrowings at December 31, 2004	$	-

The accompanying notes are an integral part of this statement.

HUBERMAN FINANCIAL, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities:		
Net income (loss)		$ (70,233)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation	$ 1,365	
Changes in operating assets:		
Decrease in receivables from broker-dealers and clearing organizations	22,518	
Decrease in marketable securities	(14,341)	
Decrease in other assets	5,991	
Changes in operating liabilities:		
Increase in securities sold, not yet purchased	(2,386)	
Decrease in payables to broker-dealers and clearing organizations	20,543	
Decrease in accrued expenses	(17,712)	
Total adjustments		15,978
Net cash provided (used) by operating activities		$ (54,255)
Cash flows from investing activities:		
Change in cash subject to withdrawal restrictions	$ 1,983	
Net cash provided (used) by investing activities		1,983
Cash flows from financing activities:		
Additional paid-in capital	$ 42,680	
Net cash provided (used) by financing activities		42,680
Net increase (decrease) in cash and cash equivalents		$ (9,592)
Cash and cash equivalents:		
Beginning of year		92,997
End of year		$ 83,405
Supplemental cash flows disclosure:		
Interest paid		$ 1,827
Interest received		$ 2,681

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

Note A - Organization and nature of business:

Huberman Financial, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, and investment advisory business. The Company operates as a correspondent and forwards all transactions and customer accounts to BNY Clearing Services, L.L.C. who carries such accounts on a fully disclosed basis. The Company is a Texas Corporation and maintains its principal office in Dallas, Texas.

Note B – Summary of significant accounting policies:

Securities transactions

Proprietary securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Investment banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Depreciation

Depreciation of office furniture and equipment is provided on a straight-line basis using estimated useful lives of five to seven years.

Cash and cash equivalents

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business. Cash with withdrawal restrictions represents amounts on deposit from proprietary traders and is reported separately from cash.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Note B – Summary of significant accounting policies (continued):

Trading income

Trading income includes trading gains and losses on marketable securities and income from broker-dealers associated with the Company. The income from the broker-dealers includes reimbursements for expenses related to the activities of the broker-dealers.

Note C – Receivable from and payable to broker-dealers and clearing organizations:

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2004 consist of the following:

	Receivable	Payable
Broker-dealers	$ -	$ -
Clearing organizations	8,548	-
Clearing brokers	-	(37,117)
	$ 8,548	$ (37,117)

The Company clears all of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker relates to the aforementioned transactions and is collateralized by securities owned by the Company.

Note D – Securities owned and sold, not yet purchased:

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values, as follows:

	Owned	Sold, not yet purchased
Corporate stocks	$ 68,506	$ 207

Note E – Financial instruments:

Accounting policies

Derivative financial instruments used for trading purposes are carried at market value. Market values for exchange-traded derivatives, principally certain options, are based on quoted market prices.

Derivatives used for hedging purposes include purchased options. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of income as trading revenues. The Company does not apply hedge accounting as defined in FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as all financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosures required in paragraphs 44 and 45 of the Statement are generally not applicable with respect to these financial statements.

Fair values of options contracts are recorded in securities owned or securities sold, not yet purchased, as appropriate. Premiums and unrealized gains and losses for written and purchased option contracts are recognized gross in the statement of financial condition.

Note E – Financial instruments (continued):

Financial instruments with off-balance-sheet risk

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include exchange-traded options. These derivative financial instruments are used to conduct trading activities and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to hedge other positions or transactions.

The credit risk for options is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2004, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2004.

The majority of the Company's transactions with off-balance sheet risk are short-term in duration with an average maturity of less than one year.

Concentrations of credit risk

The Company is engaged in various trading and brokerage activities in which counterparties include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note F – Furniture and equipment:

The Company's furniture and equipment as of December 31, 2004 was as follows:

Office equipment	$ 74,468
Office furniture and fixtures	13,004
	$ 87,472
Accumulated depreciation	81,341
	$ 6,131

Depreciation expense charged to operations for the year ended December 31, 2004 was $1,365.

HUBERMAN FINANCIAL, INC.

NOTES TO FINANCIAL STATEMENTS

Note G - Commitments:

Lease commitments

The Company has obligations under operating leases with initial noncancellable terms in excess of one year. The Company has not renewed its office lease and is currently under a monthly arrangement for its space. Aggregate annual rentals for office space and equipment at December 31, 2004 are approximately as listed below:

Year ending December 31,	Amount
2005	$ 29,200
2006	27,300
2007	20,500
	$ 77,000

The amount of rent expense charged to operations for the year ended December 31, 2004 was $38,898.

Other commitments

In the normal course of business, the Company enters into underwriting commitments. There are no such transactions relating to such underwriting commitments that were open at December 31, 2004.

Note H - Net capital requirements:

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2004, the Company had net capital of $96,409, which was $3,591 less than its required net capital of $100,000. At December 31, 2004, the Company's ratio of aggregate indebtedness to net capital was 0.52 to 1.

Note I - Reserve requirement:

The Company does not engage in any transactions that would require the maintenance of a reserve account under SEC rule 15c3-3.

Note J – Income taxes:

The Company has elected to be taxed as an S Corporation under the Internal Revenue Code. Under those provisions, the Company will not be subject to federal income taxes at the corporate level, since the income of the Company will be included in the taxable income of the Company's stockholder.

The Company has adopted the provisions of Statement of Financial Accounting Standards No. 109 and uses the liability method of accounting for state income taxes. Under the liability method, a provision for state income taxes is recorded to the extent that the amount of state tax payable on the Company's income exceeds the state franchise tax payable based on the Company's capital.

Note J – Income taxes (continued):

The amount of income-based state taxes payable in future years on the net temporary differences between the financial reporting and the tax reporting basis of the Company's assets and liabilities does not exceed the capital-based state franchise taxes payable in future years. Therefore, no deferred state tax liabilities or assets have been recognized in the accompanying financial statements.

Note K – Earnings per share:

Earnings per share of common stock were computed by dividing the net income by the number of common shares outstanding for the year.

SUPPLEMENTAL INFORMATION

SCHEDULE I

HUBERMAN FINANCIAL, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2004

Net capital:		
Total stockholder's equity		$ 122,977
Deduct stockholder's equity not allowable		-
Total stockholder's equity qualified for net capital		$ 122,977
Add:		
Subordinated liabilities allowable		-
Total capital and allowable subordinated liabilities		$ 122,977
Deductions and/or charges:		
Non-allowable assets:		
Furniture and equipment, net	$ 6,131	
Deposits	2,273	
Other	4,200	
Total non-allowable assets		12,604
Net capital before haircuts on securities positions		$ 110,373
Haircuts on securities:		
Trading and investment securities:		
Stocks	$ 10,276	
Undue concentrations	3,688	
Total haircuts on securities		13,964
Net capital		$ 96,409

Aggregate indebtedness:	
Items included in statement of financial condition:	
Payables to broker-dealers	$ 37,117
Other accounts payable and accrued expenses	12,762
Total aggregate indebtedness	$ 49,879
Computation of basic net capital requirement:	
Minimum net capital required	$ 33,253
Minimum dollar net capital requirement	$ 100,000
Net capital requirement	$ 100,000
Excess net capital	$ (3,591)
Excess net capital at 1500%	$ 63,156
Excess net capital at 1000%	$ 91,421
Ratio: Aggregate indebtedness to net capital	0.52 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2004):	
Net capital as reported in Company's Part II (unaudited) Focus Report	$ 101,637
Audit adjustment	(5,228)
Net capital per above	$ 96,409

SCHEDULE II

HUBERMAN FINANCIAL, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2004

Huberman Financial, Inc. does not engage in any transactions that require the maintenance of a reserve account under Rule 15c3-3.

SCHEDULE III

HUBERMAN FINANCIAL, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2004

Huberman Financial, Inc. operates as a correspondent and forwards all transactions and customer accounts to National Financial Services L.L.C. who carries such accounts on a fully disclosed basis.